____________________________________________________________

                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                             SCHEDULE 13D
                           (AMENDMENT NO. 1)
               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Marion Merrell Dow Inc.
     ____________________________________________________________
                          (Name of issuer)

                  Common Stock, par value $0.10 per share
     ____________________________________________________________
                    (Title of class of securities)

                              569790-10-8
     ____________________________________________________________
                            (CUSIP number)

                                        Copy to:
          Harry R. Benz                 Roger S. Aaron, Esq.
          Hoechst Corporation           Skadden, Arps, Slate, Meagher & Flom
          Route 202-206                 919 Third Avenue
          P.O. Box 2500                 New York, New York  10022
          Somerville, New Jersey  08876-1258
     ____________________________________________________________
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                             June 28, 1995
    ____________________________________________________________
        (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ].

     ____________________________________________________________


      CUSIP NO. 569790-10-8

       1   NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hoechst Corporation
               22-1862783

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                                   (b) [ ]

          3   SEC USE ONLY

          4   SOURCE OF FUNDS
               BK, AF

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(D) OR 2(E)                            [ ]

          6   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
                                      7    SOLE VOTING POWER
               NUMBER OF                       -0-
                SHARES
             BENEFICIALLY             8    SHARED VOTING POWER
             OWNED BY EACH                     -0-
              REPORTING
              PERSON WITH             9    SOLE DISPOSITIVE POWER
                                               -0-

                                     10   SHARED DISPOSITIVE POWER
                                               -0-


          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               196,865,790 shares of common stock

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES
              CERTAIN SHARES                                     [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               71.0%

          14  TYPE OF REPORTING PERSON
               CO



      CUSIP NO. 569790-10-8

       1   NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS H Pharma Acquisition Corp.
               51-0363736

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [x]
                                                                       (b) [ ]

          3   SEC USE ONLY

          4   SOURCE OF FUNDS
               BK, AF

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]

          6   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
                                   7    SOLE VOTING POWER
               NUMBER OF                196,865,790 shares of common stock
                SHARES
              BENEFICIALLY         8    SHARED VOTING POWER
              OWNED BY EACH                  -0-
                REPORTING
               PERSON WITH         9    SOLE DISPOSITIVE POWER
                                        196,865,790 shares of common stock

                                  10   SHARED DISPOSITIVE POWER
                                            -0-

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               196,865,790 shares of common stock

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
               SHARES                                                    [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               71.0%

          14  TYPE OF REPORTING PERSON
               CO


               Hoechst Corporation, a Delaware corporation
     ("Parent"), and H Pharma Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"), hereby amend their Statement on Schedule 13D (the "Statement") relating to the common stock, par value $0.10 per share (the "Common Stock" or the "Shares") of Marion Merrell Dow Inc., a Delaware corporation (the "Company"), to the extent set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

     ITEM 2.   IDENTITY AND BACKGROUND.

               (a)-(f) Schedule 1 to the Statement is amended by adding thereto the information set forth on Schedule 1.1 hereto. During the past five years, to the knowledge of Parent and Acquisition, none of the persons listed on
     Schedule 1.1 has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, to the knowledge of Parent and Acquisition, none of the persons listed on Schedule 1.1 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The amount of funds necessary for Acquisition's purchase of 196,865,790 Shares from Dow on June 28, 1995 (as described below) was approximately $5.1 billion. Such funds consisted of (i) internal corporate funds in the amount of approximately $2.5 billion which Hoechst AG had previously contributed as equity and (ii) borrowings in the amount of $2.6 billion pursuant to loan agreements (the "Loan Agreements") with two commercial banks. Copies of the Loan Agreements are filed as Exhibits 18 and 19 hereto.

     ITEM 4.   PURPOSE OF THE TRANSACTION.

               On June 26, 1995, the Federal Trade Commission ("FTC"), Hoechst AG, DCC and the Company entered into an agreement (the "FTC Agreement") pursuant to which, among other things, (i) the FTC terminated the waiting period applicable to Parent's acquisition of the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, on June 27, 1995, and agreed not to take any action which would interfere with the consummation of the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement, (ii) Hoechst AG and the Company agreed to cooperate with the FTC in the completion of its investigation by responding promptly to requests for documents and information pursuant to the FTC's June 9th request for additional information, (iii) DCC agreed to cooperate with the FTC in the completion of its investigation by responding promptly to specific requests for documents and information and by making DCC's employees available for investigational hearings before the FTC upon reasonable notice, (iv) Hoechst AG and the Company agreed to divest certain pharmaceutical products and take certain other action in the event the FTC later concludes that the acquisition of the Company by Hoechst AG will tend substantially to lessen competition with respect to such pharmaceutical products, (v) Hoechst AG agreed not to transfer or encumber its voting securities of the Company for a period of 30 days following substantial compliance with the FTC's June 9th request for additional information (the "Hold Separate Period") and (vi) Hoechst AG agreed, subject to certain exceptions, to hold the Company separate and apart and to operate it independently of Hoechst AG (including not electing any affiliates of Hoechst AG to the Board) during the Hold Separate Period. The foregoing description of the FTC Agreement is qualified in its entirety by reference to the text of the FTC Agreement, a copy of which is attached hereto as Exhibit 20.

               On June 28, 1995, pursuant to the Stock Purchase Agreement, Dow sold 196,865,790 Shares to Acquisition for a purchase price of $25.75 per Share in cash. At the closing of the purchase and sale of such Shares, Dow granted Acquisition irrevocable proxies (the "Proxies") with respect to such Shares. Copies of the Proxies are filed as Exhibit 21 to the Statement.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) Parent and Acquisition beneficially own an aggregate of 196,865,790 Shares, which is the number of Shares which Acquisition purchased from Dow pursuant to the Stock Purchase Agreement on June 28, 1995. Such Shares represent approximately 71.0% of the outstanding Shares as of June 6, 1995.

               (b) Acquisition has sole voting and dispositive power with respect to 196,865,790 Shares.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
               ISSUER.

               Reference is made to Item 4 of this Amendment No.
     1 for descriptions of the FTC Agreement and the Proxies.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 18.    Loan Agreement, dated June 22, 1995, between
                    Dai-Ichi Kangyo Bank and Hoechst Corporation.

     Exhibit 19.    Loan Agreements, dated June 23, 1995, between
                    Dresdner Bank AG and Hoechst Corporation.

     Exhibit 20.    Agreement to Hold Separate, dated June 26,
                    1995, among the Federal Trade Commission,
                    Hoechst AG, The Dow Chemical Company and
                    Marion Merrell Dow Inc.

     Exhibit 21.    Proxies, dated June 28, 1995, executed by The
                    Dow Chemical Company, RH Acquisition Corp.
                    and Dow Holdings Inc. in favor of H Pharma
                    Acquisition Corp.


                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         HOECHST CORPORATION

                         By: /s/ Harry R. Benz
                         Title:  Secretary and Treasurer
                         Date:   June 30, 1995


                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         H PHARMA ACQUISITION CORP.

                         By: /s/ David A. Jenkins
                         Title:  Vice President and Secretary
                         Date:   June 30, 1995



     SCHEDULE 1.1

                     CERTAIN INFORMATION RELATING
                  TO DIRECTORS AND EXECUTIVE OFFICERS

               The following information is hereby added to
     Schedule 1 of the Statement:

               1. DIRECTORS AND EXECUTIVE OFFICERS OF HOECHST AG. On June 13, 1995, the following two persons were named to the Supervisory Board of Hoechst AG. Each person listed below is a citizen of Germany. The business address for Mr. Hilger is Hoechst AG, 65926 Frankfurt Main, Germany, and the business address for Mr. Wegehingel is Hoechst AG, Werk Gersthofen, Adolf von Baeyer Str. 3, 866369 Gersthofen, Germany. The occupation set forth opposite the individual's name refers to employment with Hoechst AG. In addition, effective as of June 30, 1995, Rolf Brand and Oswald Bommell retired from the Supervisory Board of Hoechst AG.

     Name and Business Address     Principal Present Occupation

     SUPERVISORY BOARD

     Jurgen Hilger                 Member of the Central Works
                                   Council

     Adam Wegenhingel              Member of the Central Works
                                   Council



     EXHIBIT INDEX

     Exhibit 18.    Loan Agreement, dated June 22, 1995, between
                    Dai-Ichi Kangyo Bank and Hoechst Corporation.

     Exhibit 19.    Loan Agreements, dated June 23, 1995, between
                    Dresdner Bank AG and Hoechst Corporation.

     Exhibit 20.    Agreement to Hold Separate, dated June 26,
                    1995, among the Federal Trade Commission,
                    Hoechst AG, The Dow Chemical Company and
                    Marion Merrell Dow Inc.

     Exhibit 21.    Proxies, dated June 28, 1995, executed by The
                    Dow Chemical Company, RH Acquisition Corp.
                    and Dow Holdings Inc. in favor of H Pharma
                    Acquisition Corp.